July 22, 2010
Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director Angie Kim, Staff Examiner

RE:  HIDDEN LADDER, INC.
     AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1
     FILED MARCH 25, 2010
     FILE NO. 333-165685

Mr. Owings/Ms. Kim:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Hidden Ladder, Inc. (the "Company") dated June 22, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your response to comment one in our letter dated June 18, 2010 and the related revisions in your filing. Please also include an affirmative statement in the forepart of your prospectus stating clearly that your sole officer shareholder has no plans to enter into a change of control or similar transaction or to change your management.

RESPONSE:

We concur with the Staff and have added the affirmative disclosure from our sole shareholder that he has no plans to enter into a change of control or similar transaction or to change management.

STAFF COMMENT 2:

We note your response to comment five in our letter dated June 18, 2010 and the related revisions in your filing. We also note the following statement:

         "Our operations may be sporadic and occur at times which are not convenient to Mr. Johnson, which may result in periodic interruptions or suspensions of our business plan. If these conditions occur, it may result in periodic interruptions in implementing the Company's plan in a timely manner," page 7.

Please revise. Please review your entire filing for compliance with comment five from our letter dated June 18, 2010.

RESPONSE:

We concur with the Staff and have updated the registration statement to reflect the current stage of the Company's business.

STAFF COMMENT 3:

We note your response to comment eight in our letter dated June 18, 2010. We cannot seem to locate the updated section in your filing. Please revise or clarify. We reissue comment eight from our letter dated June 18, 2010.

RESPONSE:

We concur with the Staff and have added the language to reflect how the additional funds will be used to further develop our business.

STAFF COMMENT 4:

We note your statement on page 19 which does not appear to be applicable to your offering:

         "we have not generated any revenues and no revenues are anticipated until we begin marketing our service to customers. Accordingly, we must raise cash from sources other than revenues generated from the proceeds of loans we undertake."

Please clarify or revise. To the extend you have affirmatively decided to undertake loans, please enhance your disclosure in this regard.

RESPONSE:

We concur with the Staff and have updated language to clarify the stage of our business in the MD&A section. We have not taken any loans.

STAFF COMMENT 5:

We note your response to comment eleven from our letter dated June 18, 2010 and the related revisions in your filing. We further note Mr. Johnson's biography states he has had "extensive experience in the development of products for builders and end users." However, it is not clear how the position he held at Davis Electric and the position he currently holds involves product development. Please either include specific experience Mr. Johnson has had developing products for builders and end users or remove this reference from his biography.

RESPONSE:

We concur with the Staff and have removed the reference of extensive experience in the development of products from Mr. Johnson's biography.

STAFF COMMENT 6:

We note your response to comment 12 from our letter dated June 18, 2010 and the related revisions in your filing. We note section 5.01(7)(d) of Exhibit 3.2 of your form S-1 filed on March 25, 2010 states indemnification will not provided for "willful misconduct" while your filing references "willful neglect" (emphasis added). Please clarify or revise.

RESPONSE:

We concur with the Staff and have updated the indemnification language to be consistent between our filing and our bylaws.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-409-0453.

Sincerely,

/s/ David Johnson

David Johnson
Chief Executive Officer

Enclosure